UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K/A

Amendment No. 1

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from to

Commission File No. 000-26719

Mercantile Bank of Michigan

401(k) Plan

Mercantile Bank Corporation

310 Leonard Street, NW

Grand Rapids, Michigan 49504

(616) 406-3000

Explanatory Note

This Form 11-K/A (Amendment No. 1) for the fiscal year ended December 31, 2017 is being filed to add the electronic signature of BDO USA, LLP to the audit opinion, which was previously inadvertently not included. Except for the foregoing, no changes have been made to the disclosures as presented in the original Form 11-K.

REQUIRED INFORMATION

The Mercantile Bank of Michigan 401(k) Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA). In lieu of the requirements of Items 1, 2 and 3 of Form 11-K for annual reports, the financial statements and schedules of the Plan for the two years ended December 31, 2017 and 2016, which have been prepared in accordance with the financial reporting requirements of ERISA, are included in this report.

Mercantile Bank of Michigan

401(k) Plan

Financial Statements

And Supplemental Schedule

Years Ended December 31, 2017 and 2016

Mercantile Bank of Michigan 401(k) Plan

Contents

Report of Independent Registered Public Accounting Firm	3-4

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	5

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2017 and 2016	6

Notes to Financial Statements	7-11

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2017	12

Exhibit List	13

Signatures	14

Exhibit Index	15

Consent of Independent Registered Public Accounting Firm	16

Report of Independent Registered Public Accounting Firm

To the Compensation Committee and Participants of the

Mercantile Bank of Michigan 401(k) Plan

Grand Rapids, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Mercantile Bank of Michigan 401(k) Plan (the “Plan”) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2006.

/s/ BDO USA, LLP

Grand Rapids, Michigan

June 29, 2018

Mercantile Bank of Michigan 401(k) Plan

Statements of Net Assets Available for Benefits

December 31,	2017	2016

Assets

Investments, at fair value
Mutual funds	$47,545,368	$39,094,270
Mercantile Bank Corporation common stock	14,298,747	18,656,297
Money market fund	1,861,929	1,739,766

Total investments	63,706,044	59,490,333

Notes receivable from participants	589,604	583,315
Accrued investment income	9,329	7,716

Net Assets Available for Benefits	$64,304,977	$60,081,364

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31,	2017	2016

Additions

Investment income
Net appreciation in fair value of investments	$4,369,674	$8,761,505
Interest and dividends	2,141,101	1,515,302

Total investment income	6,510,775	10,276,807

Contributions
Employer	1,250,546	1,194,345
Employee	2,387,946	2,174,368
Rollover	893,677	168,716

Total contributions	4,532,169	3,537,429

Interest from notes receivable	25,123	26,879

Total Additions	11,068,067	13,841,115

Deductions

Benefits paid to participants	6,688,652	7,670,541
Administrative expenses	155,802	137,308

Total Deductions	6,844,454	7,807,849

Net increase	4,223,613	6,033,266

Net Assets Available for Benefits, beginning of year	60,081,364	54,048,098

Net Assets Available for Benefits, end of year	$64,304,977	$60,081,364

See accompanying notes to financial statements.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

1.  Plan Description

The following description of Mercantile Bank of Michigan 401(k) Plan (Plan) provides only general information. Participants should refer to the Plan Agreement or Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan was established by the Plan Sponsor, Mercantile Bank of Michigan (Bank), effective January 1, 1998. The Plan was amended and restated effective January 1, 2013. The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility and Enrollment

The Plan is a defined contribution plan covering eligible employees who have completed a minimum of one hour of service. Eligible employees can enter the Plan on the first day of the month following date of hire. For newly eligible employees, the Plan provides automatic enrollment for the employee at an amount equal to 3% of compensation, until such time as the employee elects a different percentage or elects no contributions.

Contributions

Elective deferrals by participants under the Plan provisions are based on a percentage of their compensation, subject to certain limitations as defined by the Plan Agreement. Participants may also make after tax Roth contributions, and may roll over account balances from other qualified defined benefit or defined contribution plans into their account.

The Bank makes safe harbor matching contributions equal to 100% of the first 4.25% of compensation deferred by each participant subject to certain limitations as specified in the Plan Document. There was an amendment in 2018 to increase the match to 5% as of April 1, 2018. The Bank may also make a discretionary profit sharing contribution subject to certain limitations as specified in the Plan Agreement. There were no profit sharing contributions in 2017 and 2016.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, allocations of the Bank’s matching contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants may direct the investment of their account balances into various investment options offered by the Plan.

Vesting

Participants are immediately vested in their elective deferrals and all employer contributions and earnings thereon.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

Notes Receivable From Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The notes are secured by the balance in the participant’s account and bear interest at rates that are commensurate with local borrowing rates. Interest rates on notes receivable outstanding as of December 31, 2017 ranged from 3.25% to 5.25%. Principal and interest is paid ratably through payroll deductions over a period not to exceed five years, unless the notes were used to purchase a primary residence, in which case the note terms shall not exceed ten years.

Payment of Benefits

Upon separation of service, death, disability or retirement, a participant or his or her beneficiary will receive a distribution of the participant’s account as a lump-sum amount. An installment option was added as of January 1, 2018. A participant may receive the portion of his or her account invested in Mercantile Bank Corporation common stock in either common shares or cash. Additionally, under certain circumstances of financial hardship, participants are allowed to withdraw funds from the Plan.

Administrative Expenses

Certain administrative expenses are paid by the Plan Sponsor. Certain fees incurred as a result of participant-directed transactions (e.g., participant loan origination and distribution fees) are passed on to the participant. A trustee fee is paid to Greenleaf Trust, which is calculated quarterly based on the market value of the Plan assets and allocated to participant accounts on a quarterly basis.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

2.  Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Concentration of Credit Risk

At December 31, 2017 and 2016, approximately 22% and 31%, respectively, of the Plan’s assets were invested in Mercantile Bank Corporation common stock. A significant decline in the market value of the common stock would significantly affect the net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset (an exit price) in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable – Participant Loans

Participant loans are classified as notes receivable from participants, and are measured at the unpaid principal balance plus unpaid accrued interest. Defaulted loans, if any, are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefits are recorded when paid.

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

3.  Investments

In accordance with ASC 820, Fair Value Measurements and Disclosures, the Plan utilizes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described as follows:

Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets in active markets.

Level 2 - Inputs to the valuation methodology include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, and other inputs that are observable or can be corroborated by observable market data.

Level 3 - Inputs to the valuation methodology are both significant to the fair value measurement and unobservable.

The following valuation methodologies were used to measure the fair value of the Plan’s investments. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Money market and mutual funds - Valued at quoted market prices in an exchange and active market, which represent the NAV of shares held by the Plan.

Mercantile Bank Corporation common stock - Valued at the closing price reported on the active market on which the security is traded.

The Plan’s valuation methods may result in a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Although Plan management believes the valuation methods are appropriate and consistent with the market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The tables below set forth by level within the fair value hierarchy the Plan’s investments as of December 31, 2017 and 2016. There have been no significant transfers in or out of Levels 1, 2 or 3 in 2017 or 2016.

	Investments at Fair Value

December 31, 2017	Level 1	Level 2	Level 3	Total

Mutual funds	$47,545,368	$	$	$47,545,368
Common stock	14,298,747			14,298,747
Money market fund	1,861,929			1,861,929

Investments, at fair value	$63,706,044	$	$	$63,706,044

Mercantile Bank of Michigan 401(k) Plan

Notes to Financial Statements

	Investments at Fair Value

December 31, 2016	Level 1	Level 2	Level 3	Total

Mutual funds	$39,094,270	$-	$-	$39,094,270
Common stock	18,656,297	-	-	18,656,297
Money market fund	1,739,766	-	-	1,739,766

Investments, at fair value	$59,490,333	$-	$-	$59,490,333

4.  Related Party Transactions

Parties-in-interest are defined under Department of Labor (DOL) regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain other parties. Professional fees for the administration and audit of the Plan are paid by the Bank.

The 404,262 and 494,862 shares of Mercantile Bank Corporation common stock held by the Plan as of December 31, 2017 and 2016, respectively, represent approximately 2.44% and 3.01% of the Corporation’s outstanding shares as of December 31, 2017 and 2016, respectively.

Cash dividends of $320,138 and $584,852 were paid to the Plan by Mercantile Bank Corporation during 2017 and 2016, respectively.

5.  Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to terminate the Plan, subject to the provisions of ERISA.

6.  Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated August 7, 2014 that the amended and restated Plan effective January 1, 2013 and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC. The related trust, therefore, is not subject to tax under present tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2017 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there currently are no audits for any tax periods in progress.

Mercantile Bank of Michigan 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 38-3360868

Plan Number: 001

December 31, 2017

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value

	Mutual funds
	Blackrock Equity Dividend Fund	108,819	shares	**	$2,476,742
	Fidelity Advisor New Insights	74,468	shares	**	2,388,213
	Franklin Small Cap Value R6	14,645	shares	**	854,876
	JP Morgan Mid Cap Value R6	18,798	shares	**	756,846
	Hartford International Opportunities Y	94,515	shares	**	1,679,539
	Prudential Jennison Small Cap Z Fund	26,740	shares	**	706,209
	T Rowe Price Mid Cap Growth Fund	19,803	shares	**	1,723,101
	Vanguard 500 Index Admiral Shares	19,663	shares	**	4,853,251
	Vanguard Mid Cap Index Admiral Shares	6,381	shares	**	1,222,413
	Vanguard Small Cap Index Admiral Shares	15,178	shares	**	1,074,303
	Delaware Emerging Market	28,763	shares	**	583,334
	Matthews Pacific Tiger Fund	17,925	shares	**	566,991
	Vanguard Total International Index Admiral	57,490	shares	**	1,754,601
	T Rowe Price Balanced I Fund	57,942	shares	**	657,651
	T Rowe Price Personal Income Fund	60,628	shares	**	1,184,680
	T Rowe Price Retirement 2010 Fund	17,373	shares	**	203,618
	T Rowe Price Retirement 2015 Fund	47,053	shares	**	560,404
	T Rowe Price Retirement 2020 Fund	350,949	shares	**	4,334,228
	T Rowe Price Retirement 2030 Fund	680,912	shares	**	8,783,777
	T Rowe Price Retirement 2040 Fund	374,910	shares	**	4,982,562
	T Rowe Price Retirement 2045 Fund	144,534	shares	**	1,930,985
	T Rowe Price Retirement 2050 Fund	128,599	shares	**	1,718,084
	T Rowe Price Retirement 2060 Fund	5,435	shares	**	71,906
	Vanguard Intermediate Term Treasury Admiral	33,339	shares	**	369,068
	Vanguard Short Term Treasury ADM	19,471	shares	**	205,419
	Vanguard Short Term Invest Grade Fund Admiral	63,995	shares	**	680,269
	Vanguard Total Bond Market Admiral Shares	113,702	shares	**	1,222,298

	Total mutual funds				47,545,368

	Common stock
*	Mercantile Bank Corporation	404,262	shares	**	14,298,747

	Money market fund
	Northern Institutional Treasury Portfolio	1,861,929	shares	**	1,861,929

	Total Investments, at Fair Value				$63,706,044

*	Notes Receivable From Participants	(3.25% to 5.25%)			$589,604

* A party-in-interest as defined by ERISA.

** The cost of participant-directed investments is not required to be disclosed.

Exhibit to Report on Form 11-K

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Mercantile Bank of Michigan 401(k) Plan
Date: June 29, 2018	By: /s/ Lonna L. Wiersma
Lonna L. Wiersma, Plan Administrator

Exhibit Index

Exhibit No.	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm